Ovation Acquisition I, L.L.C.

1807 Ross Avenue, 4th Floor

Dallas, Texas 75201

(214) 855-6700

May 3, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ovation Acquisition I, L.L.C.
Request for Withdrawal of Registration Statement on Form S-11
File No. 333-207713

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ovation Acquisition I, L.L.C., a Delaware limited liability company (the “Registrant”), hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date of filing hereof or as soon thereafter as practicable, of its Registration Statement on Form S-11 (File No. 333-207713), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on October 30, 2015.

The Registrant no longer intends to proceed with a registered public offering of its securities covered by the Registration Statement at this time. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors, in accordance with paragraph (a) of Rule 477 of the Securities Act. The Registrant confirms that the Registration Statement has not been declared effective and no securities have been distributed, issued or sold pursuant to the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 1807 Ross Avenue, 4th Floor, Dallas, Texas 75201, with a copy to the Registrant’s counsel, Baker Botts L.L.P., 2001 Ross Avenue, Dallas, Texas 75201, attention Douglass Rayburn.

Should you have any questions regarding this matter, please contact Douglass Rayburn of Baker Botts L.L.P. at (214) 953-6634.

Sincerely yours,

Ovation Acquisition I, L.L.C.

By:	/s/ Michael Carter
Name:	Michael Carter
Title:	Senior Vice President, Chief Financial Officer and Treasurer

cc:	Douglass M. Rayburn

Baker Botts L.L.P.

F. Holt Goddard

White & Case LLP